UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13D	Page 2 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Solus Alternative Asset Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 800,715[1]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 800,715[2]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,715[3]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
(14)	TYPE OF REPORTING PERSON IA

[1]	Represents 800,715 shares of Common Stock (as defined in Item 1) issuable upon exercise of Series B Notes (as defined in Item 3).
[2]	See Footnote 1.
[3]	See Footnote 1.

CUSIP No. 984249607	13D	Page 3 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Solus GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 800,715[4]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 800,715[5]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,715[6]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
(14)	TYPE OF REPORTING PERSON OO

[4]	Represents 800,715 shares of Common Stock issuable upon exercise of Series B Notes.
[5]	See Footnote 4.
[6]	See Footnote 4.

CUSIP No. 984249607	13D	Page 4 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Christopher Pucillo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 800,715[7]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 800,715[8]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,715[9]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
(14)	TYPE OF REPORTING PERSON IN

[7]	Represents 800,715 shares of Common Stock issuable upon exercise of Series B Notes.
[8]	See Footnote 7.
[9]	See Footnote 7.

CUSIP No. 984249607	13D	Page 5 of 7 Pages

This Amendment No. 5 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013 by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on December 11, 2013, by Amendment No. 2, filed by the Reporting Persons with the SEC on December 13, 2013, by Amendment No. 3, filed by the Reporting Persons with the SEC on December 24, 2014, and by Amendment No. 4, filed by the Reporting Persons with the SEC on January 23, 2014 (as so amended, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

The first sentence of Paragraph 3 of Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons acquired $29,589,922 principal amount of the Issuer’s 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) through open market purchases for an aggregate consideration of approximately $27,193,597.92.

Item 5. Interest in Securities of the Issuer

Paragraph 7 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) There have been no transactions by the Reporting Persons with respect to the shares of Common Stock during the sixty days prior to the date of filing of this Schedule 13D except: (i) as set forth in Items 3 and 4 of this Schedule 13D; (ii) as set forth in the second amended and restated Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2013; (iii) for the following dispositions of Common Stock by the Reporting Persons in the open market: (A) 68,000 shares of Common Stock on January 10, 2014 at a price of $12.62 per share, (B) 40,000 shares of Common Stock on January 21, 2014 at a price of $17.92 per share, and (C) 81,608 shares of Common Stock on January 22, 2014 at a price of $17.74 per share; and (iv) for the purchase of $1,000,000 principal amount of Series A Notes on January 27, 2014 for aggregate consideration of $1,010,000.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Amendments to the Stock Purchase Agreement and Exchange Agreement

On January 27, 2014, the Reporting Persons and certain affiliated funds (the “Buyers”) and the Issuer entered into Amendment No. 1 to the Stock Purchase Agreement (the “SPA Amendment

CUSIP No. 984249607	13D	Page 6 of 7 Pages

No. 1”) and Amendment No. 1 to the Exchange Agreement (the “Exchange Agreement Amendment No. 1”). The SPA Amendment No. 1 and the Exchange Agreement Amendment No. 1 amended the Stock Purchase Agreement and the Exchange Agreement, respectively, to change the definition of the IBT Agreement to a new extension agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies as approved for presentation to the “two-man committee” by the Teamsters National Freight Industry Negotiating Committee of the International Brotherhood of Teamsters (the “TNFINC”) on January 17, 2014, by and among YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc. and USF Reddaway and the TNFINC.

The last two paragraphs of Item 6 of the Schedule 13D are hereby amended and restated as follows:

The descriptions of the Joint Filing Agreement, Series A Notes Registration Rights Agreement, Series B Notes Registration Rights Agreement, Stock Purchase Agreement, Exchange Agreement, Registration Rights Agreement, Confidentiality Agreement, SPA Amendment No. 1 and Exchange Agreement Amendment No. 1 are summaries only and are qualified in their entireties by the actual terms of each of such agreements, copies of which are filed as Exhibits to this Amendment (with the exception of the Confidentiality Agreement) and are incorporated herein by reference.

Except for the Joint Filing Agreement, Series A Notes Registration Rights Agreement, Series B Notes Registration Rights Agreement, Stock Purchase Agreement, Exchange Agreement, Registration Rights Agreement, Confidentiality Agreement, SPA Amendment No. 1 and Exchange Agreement Amendment No. 1, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as an Exhibit

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 8:	Amendment No. 1 to Stock Purchase Agreement (filed herewith)

Exhibit 9:	Amendment No. 1 to Exchange Agreement (filed herewith)

CUSIP No. 984249607	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2014

By: /s/ Christopher Pucillo
Christopher Pucillo individually and as managing member of Solus GP LLC, for itself and as the general partner of
Solus Alternative Asset Management LP